Exhibit 99.15

Disclosure of Transactions in Own Shares

Paris, June 26, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 19 to June 23, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19/06/2023	313,144	54.077380	16,934,007.08	XPAR
19/06/2023	140,000	54.081601	7,571,424.14	CEUX
19/06/2023	39,597	54.082560	2,141,507.13	TQEX
19/06/2023	25,000	54.121181	1,353,029.53	AQEU
20/06/2023	318,529	53.479867	17,034,888.56	XPAR
20/06/2023	140,000	53.486968	7,488,175.52	CEUX
20/06/2023	40,000	53.490542	2,139,621.68	TQEX
20/06/2023	25,000	53.492508	1,337,312.70	AQEU
21/06/2023	320,364	53.303112	17,076,398.17	XPAR
21/06/2023	140,000	53.285315	7,459,944.10	CEUX
21/06/2023	40,000	53.282965	2,131,318.60	TQEX
21/06/2023	25,000	53.293371	1,332,334.28	AQEU
22/06/2023	305,817	52.799761	16,147,064.37	XPAR
22/06/2023	150,000	52.803545	7,920,531.68	CEUX
22/06/2023	40,000	52.804850	2,112,193.98	TQEX
22/06/2023	25,000	52.807698	1,320,192.46	AQEU
23/06/2023	309,864	52.437738	16,248,567.31	XPAR
23/06/2023	140,000	52.444791	7,342,270.74	CEUX
23/06/2023	40,000	52.449287	2,097,971.46	TQEX
23/06/2023	25,000	52.446755	1,311,168.87	AQEU
Total	2,602,315	53.221813	138,499,922.35

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).